Exhibit (h)(1)

AMENDMENT TO FUND ADMINISTRATION AND ACCOUNTING AGREEMENT

This Amendment is an amendment to the Fund Administration and Accounting Agreement between The Bank of New York Mellon (“BNY Mellon”) and AdvisorShares Trust (the “Trust”) on behalf of each entity listed on Exhibit A thereto (each, a “Fund” and collectively, the “Funds”) dated as of July 16, 2009 (the “Agreement”). The date of this Amendment is as of June 1, 2014.

WHEREAS, BNY Mellon and each Fund are parties to the Agreement; and

WHEREAS, BNY Mellon and each Fund desire to amend the Agreement as set forth below;

NOW, THEREFORE, in consideration of the premises and agreements set forth in this document, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	The following language is hereby added to the end of item number 1 of Schedule I to the Agreement: “Permit persons or entities entering a valid password to have electronic access, via an Internet-based secure website, to current quarterly board meeting materials and such other board meeting materials as the parties hereto may agree;”.
2.	BNY Mellon will charge and the Funds will pay to BNY Mellon such compensation relating to the enhanced services referenced above as BNY Mellon and the Funds agree upon in writing.
3.	BNY Mellon may utilize a sub-contractor to provide or assist in providing the enhanced services referenced above, and if BNY Mellon so utilizes a sub-contractor BNY Mellon will inform the Funds of the identity of such sub-contractor. BNY Mellon will be responsible for the acts and omissions of any sub-contractor utilized by BNY Mellon in connection with providing the enhanced services referenced above to the same extent that BNY Mellon is responsible for its own acts and omissions pursuant to the Agreement.
4.	Notwithstanding anything in this Amendment or otherwise to the contrary, BNY Mellon may unilaterally in its sole discretion cease providing any of the enhanced services referenced above at any time that there is not then-currently in effect an agreement between BNY Mellon and a sub-contractor requiring the sub-contractor to perform such services as BNY Mellon may require with respect to such enhanced services.
5.	The Funds understand and agree that (1) BNY Mellon will charge the Funds more for the enhanced services referenced above than any sub-contractor that BNY Mellon may utilize in connection with providing such enhanced services charges BNY Mellon and (2) the Funds are free to attempt to contract directly with such sub-contractor for the provision of such services.

Exhibit (h)(1)

6.	The Trust represents, warrants and covenants that this Amendment and the compensation related thereto has been or will be duly reviewed and approved or ratified by its Board of Trustees as considered necessary by counsel to the Trust.

Agreed:

AdvisorShares Trust	BNY Mellon Investment Servicing (US) Inc.
On behalf of each Fund listed on
Exhibit A hereto

By:	/s/ Dan Ahrens	By:	/s/ Stephen Cook
Name:	Dan Ahrens	Name:	Stephen Cook
Title:	Secretary & Treasurer	Title:	Managing Director